

Mail Stop 3561

March 15, 2017

Oleg Jitov
President
Alfacourse Inc.
22 The Cedars Cruagh Wood
Stepaside, Dublin 18, Ireland

> **Re: Alfacourse Inc.**
> **Registration Statement on Form S-1**
> **Filed February 16, 2017**
> **File No. 333-216086**

Dear Mr. Jitov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please include a currently dated consent of the independent registered public accountant in the next amendment of your Form S-1 and prior to it becoming effective.

Cover Page of Prospectus, page 3

3. We note your disclosure in the first sentence that this is an offering by certain selling shareholders. We also note disclosure throughout the remainder of the prospectus that tends to indicate that this is a direct offering by the company. Please reconcile and revise the prospectus throughout as applicable.

4. Please revise the offering price of your shares of common stock to include the price to the public, any underwriter's discounts and commissions, and the net proceeds you will receive. This information should be presented on both a per share basis and for the total amount of the offering. We note that you may present this information in a table, term sheet format, or other clear presentation. Refer to Item 501(b)(3) of Regulation S-K.

5. Please reconcile your disclosure on the cover page that it is not possible now to determine the price and that management will determine the offering price at the time of the offering, with your disclosure on page 6 that this is a fixed price offering at $0.01 per share. Please revise to include a fixed price for the duration of the offering on the cover page.

6. Please revise to clarify in the first paragraph that you have not engaged a market maker to apply for admission to quotation of your securities on the OTC Bulletin Board. Please also clarify that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board. Please also disclose on which OTC Markets tier you expect to apply for quotation.

Prospectus Summary, page 5

7. We note that in its opinion on your audited financial statements your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please disclose this fact and your cash on hand as of the most recent practicable date. Please also disclose your monthly "burn rate" and the month you will run out of funds without additional capital.

Risk Factors, page 7

Our limited resources may restrict our ability to manage any growth we experience, page 8

8. We note from your disclosure on page 29 that Mr. Jitov remains a freelance editor/colourist and that he intends to spend up to fifteen hours a week on your business. Please update this risk factor to disclose the portion of time he currently allocates to your business and to discuss his other commitments, including any potential material conflicts of interests that exist as a result of these other commitments.

<u>Use of Proceeds, page 13</u>

9. We note your disclosure that there is no assurance you will raise the full $100,000 as anticipated. Please disclose that there is no guarantee that you will receive any proceeds from the offering.

<u>Description of Securities, page 16</u>

<u>Non-cumulative voting, page 16</u>

10. Please refer to the last sentence. Please delete the words "and the applicable statutes of the State of Nevada."

<u>Description of Products and Services, page 19</u>

11. Please provide support for your statement that using UHD 4K and 8K technologies will improve your position in the video production and editing market or revise to state as your belief. This statement seems to imply that such technologies are not equally available to your competitors.

<u>Marketing Strategy, page 20</u>

12. Please clarify in the online marketing subsection which website your company has created to attract customers and promote products.

<u>Employees, page 21</u>

13. Please reconcile your statement that you currently have no employees, with your disclosure that follows identifying Mr. Jitov as your president and Mr. Kolossovski as your treasurer.

<u>Plan of Operations, page 25</u>

14. We note that your plan of operations provides a summary of your business plan assuming 25% of your offering is sold. Please expand your disclosure to also discuss your plan of operations assuming 50%, 75% and 100% of your offering is sold. Within this discussion, please clarify the main differences in each plan of operations and detail how the different funding levels will affect your business and current operations.

<u>Directors and Executive Officers, page 29</u>

15. We note that Mr. Kolossovski has been a production line supervisor from 2012 to the present. Please disclose the name of his employer during the period of time. Refer to Item 401(e) of Regulation S-K.

<u>Certain Relationships and Related Transactions, page 31</u>

16. Consistent with your disclosure on page 28 and your verbal agreement as memorialized in Exhibit 10.1, please disclose here that if insufficient funds are raised Mr. Jitov has agreed to loan you funds to complete the registration process. Please note, however, that there is no guarantee he will provide such funds. We also note that Mr. Jitov provides office space to you. Please disclose your rent arrangement in this section.

<u>Security Ownership of Certain Beneficial Owners, page 31</u>

17. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3680 with any other questions.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Advisor
Office of Transportation and Leisure

cc: John E. Lux, Esq.